As filed with the Securities and Exchange Commission on July 12, 2022

Securities Act File No. 333-263463

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☑

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☑

HARBOR ETF TRUST

(Exact Name of Registrant as Specified in Charter)

111 South Wacker Drive, 34th Floor, Chicago, Illinois 60606

(Address of Principal Executive Offices)

(312) 443-4400

(Registrant’s Telephone Number, including Area Code)

CHARLES F. MCCAIN, ESQ. Harbor ETF Trust 111 South Wacker Drive – 34th Floor Chicago, Illinois 60606	CHRISTOPHER P. HARVEY, ESQ. Dechert LLP One International Place – 40th Floor 100 Oliver Street Boston, Massachusetts 02110

(Name and address of Agents for Service)

It is proposed that this filing will become on effective immediately, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

Title of Securities Being Registered: Shares of the Harbor Dividend Growth Leaders ETF

EXPLANATORY NOTE

The purpose of this filing is to file as an exhibit the opinion of counsel supporting the tax matters and consequences to shareholders in connection with the reorganization of Westfield Capital Dividend Growth Fund, a series of The Advisors’ Inner Circle Fund II, with and into Harbor Dividend Growth Leaders ETF, a series of Harbor ETF Trust, as required by Item 16(12) of Form N-14.

Parts A and B are incorporated herein by reference to the Combined Proxy Statement/Prospectus and the Statement of Additional Information filed pursuant to Rule 497 under the Securities Act on April 13, 2022 (Accession No. 0001193125-22-103142).

PART C. OTHER INFORMATION

Item 15. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Unless otherwise stated, all filing references are to File No. 333-255884.

(1)	(a)	Amended and Restated Agreement and Declaration of Trust dated January 26, 2022 – filed with Post-Effective Amendment No. 10 on February 22, 2022

	(b)	Certificate of Trust of Registrant dated April 13, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

	(c)	Schedule A to Amended and Restated Agreement and Declaration of Trust dated May 16, 2022 – filed with Post-Effective Amendment No. 14 on May 18, 2022

(2)	By-Laws dated April 13, 2021 – filed with initial Registration Statement on May 6, 2021

(3)	None

(4)	Form of Agreement and Plan of Reorganization is included in Part A to this Registration Statement

(5)	Article VI of the Amended and Restated Agreement and Declaration of Trust dated January 26, 2022 – filed with Post-Effective Amendment No. 5 on January 31, 2022, and Article III of the By-Laws dated April 13, 2021 – filed with Pre-Effective Amendment No. 1 on July 8, 2021

(6)	(a)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Scientific Alpha High-Yield ETF, Harbor Scientific Alpha Income ETF – dated September 16, 2021 – filed with Pre-Effective Amendment No. 1 on July 8, 2021

	(b)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Disruptive Innovation ETF – dated December 1, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

	(c)	Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and BlueCove Limited – Harbor Scientific Alpha High-Yield ETF, Harbor Scientific Alpha Income ETF – filed with Pre-Effective Amendment No. 2 on September 10, 2021

	(d)	Non-Discretionary Model Portfolio Provider Agreement between the Registrant, Harbor Capital Advisors, Inc. and 4BIO Partners, LLP – Harbor Disruptive Innovation ETF – dated December 1, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

(e)	Non-Discretionary Model Portfolio Provider Agreement between the Registrant, Harbor Capital Advisors, Inc. and NZS Capital, LLC – Harbor Disruptive Innovation ETF – dated December 1, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

(f)	Non-Discretionary Model Portfolio Provider Agreement between the Registrant, Harbor Capital Advisors, Inc. and Sands Capital Management, LLC – Harbor Disruptive Innovation ETF – dated December 1, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

(g)	Non-Discretionary Model Portfolio Provider Agreement between the Registrant, Harbor Capital Advisors, Inc. and Tekne Capital Management, LLC – Harbor Disruptive Innovation ETF – dated December 1, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

(h)	Non-Discretionary Model Portfolio Provider Agreement between the Registrant, Harbor Capital Advisors, Inc. and Westfield Capital Management Company, L.P. – Harbor Disruptive Innovation ETF – dated December 1, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

(i)	Contractual Expense Limitation between the Registrant on behalf of Harbor Disruptive Innovation ETF and Harbor Capital Advisors, Inc., dated December 1, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

(j)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Long-Term Growers ETF – dated February 2, 2022 – filed with Post-Effective Amendment No. 6 on January 31, 2022

(k)	Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Jennison Associates LLC – Harbor Long-Term Growers ETF – dated February 2, 2022 – filed with N-14 Registration Statement (File No. 333-263463) on March 10, 2022

(l)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor All-Weather Inflation Focus ETF – dated February 9, 2022 – filed with Post-Effective Amendment No. 8 on February 8, 2022

(m)	Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Quantix Commodities LP – Harbor All-Weather Inflation Focus ETF – dated February 9, 2022 – filed with Post-Effective Amendment No. 8 on February 8, 2022

(n)	Investment Advisory Agreement between the Subsidiary and Harbor Capital Advisors, Inc. – Harbor Cayman Inflation Focus Ltd – dated February 9, 2022 – filed with Post-Effective Amendment No. 8 on February 8, 2022

(o)	Subadvisory Agreement between the Subsidiary, Harbor Capital Advisors, Inc. and Quantix Commodities LP – Harbor Cayman Inflation Focus Ltd. – dated February 9, 2022 – filed with Post-Effective Amendment No. 8 on February 8, 2022

(p)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Corporate Culture Leaders ETF – dated February 23, 2022 – filed with Post-Effective Amendment No. 10 on February 22, 2022

(q)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Dividend Growth Leaders ETF – dated May 23, 2022 – filed with Post-Effective Amendment No. 13 on April 13, 2022

(r)	Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Westfield Capital Management Company, L.P. – Harbor Dividend Growth Leaders ETF – dated May 23, 2022 – filed with Post-Effective Amendment No. 13 on April 13, 2022

(s)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Energy Transition Strategy ETF – filed with Post-Effective Amendment No. 16 on June 10, 2022

(t)	Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Quantix Commodities LP – Harbor Energy Transition ETF – filed with Post-Effective Amendment No. 16 on June 10, 2022

(u)	Investment Advisory Agreement between the Subsidiary and Harbor Capital Advisors, Inc. – Harbor Cayman Energy Transition Ltd. – filed with Post-Effective Amendment No. 16 on June 10, 2022

	(v)	Subadvisory Agreement between the Subsidiary, Harbor Capital Advisors, Inc. and Quantix Commodities LP – Harbor Cayman Energy Transition Ltd. – filed with Post-Effective Amendment No. 16 on June 10, 2022

(7)	(a)	Distribution Agreement between Registrant and Foreside Fund Services, LLC, filed with Pre-Effective Amendment No. 1 on July 8, 2021

	(b)	Distribution Agreement Novation between Registrant and Foreside Fund Services, LLC – filed with Pre-Effective Amendment No. 2 on September 10, 2021

	(c)	Amended Schedule to Distribution Agreement between Registrant and Foreside Fund Services, LLC – filed with Post-Effective Amendment No. 16 on June 10, 2022

(8)	None

(9)	(a)	Custodian Agreement between the Registrant and State Street Bank and Trust Company – filed with Pre-Effective Amendment No. 2 on September 10, 2021

	(b)	Amended Appendix A to Custodian Agreement between the Registrant and State Street Bank and Trust Company – filed with Post-Effective Amendment No. 16 on June 10, 2022

(10)	Distribution Plan adopted May 17, 2021 – filed with Pre-Effective Amendment No. 1 on July 8, 2021

(11)	Opinion and Consent of Dechert LLP – filed with N-14 Registration Statement (File No. 333-263463) on March 10, 2022

(12)	Legal Opinion of Dechert LLP as to tax matters – filed herewith

(13)	(a)	Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company – filed with Pre-Effective Amendment No. 2 on September 10, 2021

	(b)	Amended Schedule to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company – filed with Post-Effective Amendment No. 16 on June 10, 2022

	(c)	Form of Authorized Participant Agreement – filed with Pre-Effective Amendment No. 2 on September 10, 2021

	(d)	Sublicense Agreement between Harbor Capital Advisors, Inc. and Harbor ETF Trust – filed with Post-Effective Amendment No. 10 on February 22, 2022

	(e)	Subscription Letter Related to Initial Capital provided by Harbor Capital Advisors, Inc. – filed with Pre-Effective Amendment No. 2 on September 10, 2021

(14)	(a)	Consent of Independent Registered Public Accounting Firm – filed with N-14 Registration Statement (File No. 333-263463) on March 10, 2022

	(b)	Consent of Dechert LLP – filed with N-14 Registration Statement (File No. 333-263463) on March 10, 2022

(15)	None

(16)	Powers of Attorney dated February 22, 2022 – filed with N-14 Registration Statement (File No. 333-263463) on March 10, 2022

(17)	(a)	Harbor Capital Advisors, Inc. Code of Ethics and Standards of Conduct dated September 1, 2021 – filed with Post-Effective Amendment No. 11 on February 23, 2022

	(b)	Harbor ETF Trust Code of Ethics and Standards of Conduct dated September 1, 2021 – filed with Pre-Effective Amendment No. 2 on September 10, 2021

	(c)	Westfield Capital Management Company, L.P. Code of Ethics – filed with Post-Effective Amendment No. 11 on February 23, 2022

	(d)	Form of Proxy Card – filed with N-14 Registration Statement (File No. 333-263463) on March 10, 2022

(18)	Not applicable

Item 17. Undertakings

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, [17 CFR 230.145c] the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, the State of Illinois, on July 12, 2022.

HARBOR ETF TRUST

By:	/s/ Charles F. McCain
Charles F. McCain President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ Charles F. McCain	President and Trustee (Principal Executive Officer)	July 12, 2022
Charles F. McCain

/s/ Anmarie S. Kolinski	Treasurer (Principal Financial and Accounting Officer)	July 12, 2022
Anmarie S. Kolinski

/s/ Scott M. Amero*	Trustee	July 12, 2022
Scott M. Amero

/s/ Donna J. Dean*	Trustee	July 12, 2022
Donna J. Dean

/s/ Randall A. Hack*	Trustee	July 12, 2022
Randall A. Hack

/s/ Robert Kasdin*	Trustee	July 12, 2022
Robert Kasdin

/s/ Kathryn L. Quirk*	Trustee	July 12, 2022
Kathryn L. Quirk

/s/ Douglas J. Skinner*	Trustee	July 12, 2022
Douglas J. Skinner

/s/ Ann M. Spruill*	Trustee	July 12, 2022
Ann M. Spruill

By* /s/ Charles F. McCain
Charles F. McCain
As Attorney-in-Fact
Dated: July 12, 2022 * Pursuant to Powers of Attorney dated February 22, 2022 – filed with N-14 Registration Statement (File No. 333-263463) on March 10, 2022

EXHIBIT INDEX

(12)	Legal Opinion of Dechert LLP as to tax matters